                                                                    EXHIBIT 99.1


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
TransTexas Gas Corporation:

     We have audited the accompanying consolidated balance sheet of TransTexas Gas Corporation as of January 31, 1997 and 1996 and the related consolidated statements of operations, stockholders deficit and cash flows for the year ended January 31, 1997, the six months ended January 31, 1996 and each of the two years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransTexas Gas Corporation as of January 31, 1997 and 1996, and the results of its operations and cash flows for the year ended January 31, 1997, the six months ended January 31, 1996, and each of the two years in the period ended July 31, 1995 in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Houston, Texas
May 1, 1997

                           TRANSTEXAS GAS CORPORATION

                           CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                    JANUARY 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   23,561    $   11,248
  Cash restricted for interest (Note 6).....................      46,000        46,000
  Accounts receivable.......................................      78,660        36,251
  Receivable from affiliates................................       3,248         3,697
  Inventories...............................................      12,481        11,421
  Other current assets......................................      24,984        50,821
                                                              ----------    ----------
          Total current assets..............................     188,934       159,438
                                                              ----------    ----------
Property and equipment......................................   2,280,880     2,008,068
Less accumulated depreciation, depletion and amortization...   1,434,487     1,292,728
                                                              ----------    ----------
  Net property and equipment -- based on the full cost
     method of accounting for gas and oil properties of
     which $158,973 and $136,360 at January 31, 1997 and
     1996, respectively, were excluded from amortization....     846,393       715,340
                                                              ----------    ----------
Due from affiliates.........................................          --        26,846
Other assets, net...........................................      17,825        37,203
                                                              ----------    ----------
                                                              $1,053,152    $  938,827
                                                              ==========    ==========
             LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt......................  $    5,787    $    1,335
  Accounts payable..........................................      28,150        39,745
  Accrued liabilities.......................................      83,411        74,756
                                                              ----------    ----------
          Total current liabilities.........................     117,348       115,836
                                                              ----------    ----------
Long-term debt, less current maturities.....................       8,775         2,541
Production payments, less current portion...................      11,931        31,036
Senior secured notes........................................     800,000       800,000
Subordinated notes..........................................     101,092            --
Revolving credit agreement..................................      26,268        20,365
Deferred revenue............................................      54,554        32,850
Deferred income taxes.......................................      31,367        40,256
Payable to affiliates.......................................      19,621        15,193
Other liabilities...........................................      32,991        35,190
Commitments and contingencies (Note 12).....................          --            --
Stockholders' deficit:
  Common stock, $0.01 par value, authorized 100,000,000
     shares, issued and outstanding 74,000,000 shares.......         740           740
  Capital deficit...........................................    (123,524)     (107,040)
  Retained earnings (accumulated deficit)...................      31,267       (48,140)
                                                              ----------    ----------
                                                                 (91,517)     (154,440)
  Advances to affiliates....................................     (59,278)           --
                                                              ----------    ----------
          Total stockholders' deficit.......................    (150,795)     (154,440)
                                                              ----------    ----------
                                                              $1,053,152    $  938,827
                                                              ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                           TRANSTEXAS GAS CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                     SIX MONTHS ENDED
                                       YEAR ENDED JANUARY 31,          JANUARY 31,            YEAR ENDED JULY 31,
                                      ------------------------   ------------------------   -----------------------
                                         1997         1996          1996         1995          1995         1994
                                      ----------   -----------   ----------   -----------   ----------   ----------
                                                   (UNAUDITED)                (UNAUDITED)
Revenues:
  Gas, condensate and natural gas
    liquids.........................  $  363,459    $  256,986   $  124,663    $  143,304   $  275,627   $  302,522
  Transportation....................      34,423        33,518       15,892        19,161       36,787       33,240
  Gains on the sale of assets.......       7,856           474          474            --           --           --
  Other.............................         609           360          127            52          285          157
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Total revenues................     406,347       291,338      141,156       162,517      312,699      335,919
                                      ----------    ----------   ----------    ----------   ----------   ----------
Costs and expenses:
  Operating.........................     114,453        78,812       38,145        44,605       85,272       90,216
  Depreciation, depletion and
    amortization....................     132,453       120,513       60,894        70,345      129,964      113,858
  General and administrative........      45,596        33,025       13,685        12,595       31,935       40,311
  Taxes other than income taxes.....      22,566        15,234        7,484         6,288       14,038       13,243
  Litigation settlements............     (96,000)      (18,300)     (18,300)           --           --       (1,000)
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Total costs and expenses......     219,068       229,284      101,908       133,833      261,209      256,628
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Operating income..............     187,279        62,054       39,248        28,684       51,490       79,291
                                      ----------    ----------   ----------    ----------   ----------   ----------
Other income (expense):
  Interest income...................       5,544         4,733        2,934           912        2,711        1,516
  Interest expense..................     (97,007)      (81,907)     (43,370)      (29,971)     (68,508)     (51,671)
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Total other income
         (expense)..................     (91,463)      (77,174)     (40,436)      (29,059)     (65,797)     (50,155)
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Income (loss) before income
         taxes......................      95,816       (15,120)      (1,188)         (375)     (14,307)      29,136
Income tax expense (benefit)........      12,491        (2,700)        (416)         (131)      (2,415)       5,380
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Income (loss) before
         extraordinary item.........      83,325       (12,420)        (772)         (244)     (11,892)      23,756
Extraordinary item --  loss on early
  extinguishment of debt, net of tax
  (Note 2)..........................          --       (56,637)          --            --      (56,637)          --
                                      ----------    ----------   ----------    ----------   ----------   ----------
      Net income (loss).............  $   83,325    $  (69,057)  $     (772)   $     (244)  $  (68,529)  $   23,756
                                      ==========    ==========   ==========    ==========   ==========   ==========
Net income (loss) per share:
  Income (loss) before extraordinary
    item............................  $     1.13    $    (0.17)  $    (0.01)   $       --   $    (0.16)  $     0.33
  Extraordinary item................          --         (0.77)          --            --        (0.77)          --
                                      ----------    ----------   ----------    ----------   ----------   ----------
                                      $     1.13    $    (0.94)  $    (0.01)   $       --   $    (0.93)  $     0.33
                                      ==========    ==========   ==========    ==========   ==========   ==========
Weighted average number of shares
  outstanding.......................  74,000,000    74,000,000   74,000,000    74,000,000   74,000,000   71,105,263
                                      ==========    ==========   ==========    ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                           TRANSTEXAS GAS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED JANUARY 31,          JANUARY 31,          YEAR ENDED JULY 31,
                                                 -----------------------   -----------------------   ---------------------
                                                   1997         1996         1996         1995         1995        1994
                                                 ---------   -----------   ---------   -----------   ---------   ---------
                                                             (UNAUDITED)               (UNAUDITED)
Operating activities:
  Net income (loss)............................  $  83,325    $ (69,057)   $    (772)   $    (244)   $ (68,529)  $  23,756
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Extraordinary item.........................         --       56,637           --           --       56,637          --
    Depreciation, depletion and amortization...    132,453      120,513       60,894       70,345      129,964     113,858
    Amortization of debt issue costs...........      8,387        3,558        1,295        1,524        3,787       2,818
    Accretion of interest on subordinated
      notes....................................      1,647           --           --           --           --          --
    Gain on litigation settlement..............         --      (18,300)     (18,300)          --           --          --
    Gains on the sale of assets................     (7,856)        (474)        (474)          --           --          --
    Deferred income taxes......................     (8,889)       6,263         (416)      (1,483)       5,196      (5,961)
    Proceeds from volumetric production
      payments.................................     58,621       32,850       32,850           --           --          --
    Amortization of deferred revenue...........    (36,917)          --           --           --           --          --
    Changes in assets and liabilities:
      Accounts receivable......................    (42,409)      (5,604)     (12,860)       7,859       15,115     (37,058)
      Receivable from affiliates...............        449          380          272          765          873      (1,239)
      Inventories..............................     (1,060)      (3,229)      (3,185)       1,753        1,709         977
      Other current assets.....................     (2,154)      (3,210)        (201)      (2,193)      (5,202)        351
      Accounts payable.........................      9,900      (14,150)       3,677        3,006      (14,821)      4,496
      Accrued liabilities......................     31,134      (21,420)      (3,843)      (6,982)     (24,559)     15,082
      Transactions with affiliates, net........     (6,825)     (17,788)      (5,536)         265      (11,987)       (721)
      Other assets.............................     21,428           20          699         (885)      (1,564)       (728)
      Other liabilities........................    (20,173)       5,163       (1,928)         602        7,693      20,612
                                                 ---------    ---------    ---------    ---------    ---------   ---------
        Net cash provided by operating
          activities...........................    221,061       72,152       52,172       74,332       94,312     136,243
                                                 ---------    ---------    ---------    ---------    ---------   ---------
Investing activities:
  Capital expenditures.........................   (340,651)    (318,800)    (155,886)    (106,170)    (269,084)   (233,390)
  Proceeds from the sale of assets.............     92,518       20,500       20,500           --           --          --
  Withdrawals from cash restricted for
    interest...................................     92,000       44,722       44,722           --           --          --
  Increase in cash restricted for interest.....    (92,000)     (90,722)     (46,000)          --      (44,722)         --
  Advances to affiliate........................    (24,750)      (4,700)      (4,700)          --           --      (8,257)
  Payment of advances by affiliate.............         --        4,700        4,700           --           --       8,257
  Purchase of production payment from
    affiliate..................................         --           --           --           --           --      (5,000)
  Production payment by affiliate..............         --        3,547           --          844        4,391         609
                                                 ---------    ---------    ---------    ---------    ---------   ---------
        Net cash used in investing
          activities...........................   (272,883)    (340,753)    (136,664)    (105,326)    (309,415)   (237,781)
                                                 ---------    ---------    ---------    ---------    ---------   ---------
Financing activities:
  Principal payments on long-term debt.........    (19,135)     (20,219)        (219)          --      (20,000)         --
  Proceeds from long-term borrowings...........     26,200       13,000        3,000       10,000       20,000          --
  Revolving credit agreement, net..............      5,903       11,664       20,365        8,701           --          --
  Issuance of production payments..............     28,598       49,500           --           --       49,500          --
  Principal payments on production payments....    (45,205)     (16,699)      (8,833)          --       (7,866)         --
  Issuance of senior secured notes.............         --      800,000           --           --      800,000     500,000
  Retirement of senior secured notes...........         --     (542,500)          --           --     (542,500)         --
  Issuance of subordinated notes...............     99,445           --           --           --           --          --
  Debt issue costs.............................     (9,187)     (15,716)      (1,258)        (452)     (14,910)    (19,418)
  Issuance of common stock.....................         --           --           --           --           --      66,142
  Dividend to TransAmerican....................         --           --           --           --           --     (32,960)
  Transfer of litigation escrow to affiliate...    (22,484)          --           --           --           --          --
  Restricted cash..............................         --           --           --           --           --     (29,133)
                                                 ---------    ---------    ---------    ---------    ---------   ---------
        Net cash provided by financing
          activities...........................     64,135      279,030       13,055       18,249      284,224     484,631
                                                 ---------    ---------    ---------    ---------    ---------   ---------
Net transactions with parent company...........         --           --           --           --           --    (369,529)
                                                 ---------    ---------    ---------    ---------    ---------   ---------
        Increase (decrease) in cash and cash
          equivalents..........................     12,313       10,429      (71,437)     (12,745)      69,121      13,564
Beginning cash and cash equivalents............     11,248          819       82,685       13,564       13,564          --
                                                 ---------    ---------    ---------    ---------    ---------   ---------
Ending cash and cash equivalents...............  $  23,561    $  11,248    $  11,248    $     819    $  82,685   $  13,564
                                                 =========    =========    =========    =========    =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           TRANSTEXAS GAS CORPORATION

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                           RETAINED
                                  COMMON STOCK                             EARNINGS                          TOTAL
                               -------------------                       (ACCUMULATED     ADVANCES       STOCKHOLDERS'
                                 SHARES     AMOUNT    CAPITAL DEFICIT      DEFICIT)     TO AFFILIATES   EQUITY (DEFICIT)
                               ----------   ------   -----------------   ------------   -------------   ----------------
Balance at July 31, 1993.....       1,000    $ --        $       1         $     --       $     --         $       1
  Transfer, as adjusted
     (Note 1)................          --      --         (142,078)              --             --          (142,078)
  Effect of stock split......  68,999,000     690             (690)              --             --                --
  Issuance of common stock...   5,000,000      50           66,092               --             --            66,142
  Dividend to
     TransAmerican...........          --      --          (32,960)              --             --           (32,960)
  Net income.................          --      --            2,595           21,161             --            23,756
                               ----------    ----        ---------         --------       --------         ---------
Balance at July 31, 1994.....  74,000,000     740         (107,040)          21,161             --           (85,139)
  Net loss...................          --      --               --          (68,529)            --           (68,529)
                               ----------    ----        ---------         --------       --------         ---------
Balance at July 31, 1995.....  74,000,000     740         (107,040)         (47,368)            --          (153,668)
  Net loss...................          --      --               --             (772)            --              (772)
                               ----------    ----        ---------         --------       --------         ---------
Balance at January 31,
  1996.......................  74,000,000     740         (107,040)         (48,140)            --          (154,440)
  Elimination of intercompany
     gain on property
     purchased from
     affiliate...............          --      --               --           (3,918)            --            (3,918)
  Transfer of litigation
     escrow to affiliate.....          --      --          (22,484)              --             --           (22,484)
  Contribution of Signal
     Capital Holdings
     Corporation stock by
     affiliate...............          --      --            6,000               --             --             6,000
  Advances to affiliates.....          --      --               --               --        (59,278)          (59,278)
  Net income.................          --      --               --           83,325             --            83,325
                               ----------    ----        ---------         --------       --------         ---------
Balance at January 31,
  1997.......................  74,000,000    $740        $(123,524)        $ 31,267       $(59,278)        $(150,795)
                               ==========    ====        =========         ========       ========         =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           TRANSTEXAS GAS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information With Respect to the Year Ended January 31, 1996 and the Interim
                                     Period
                     Ended January 31, 1995, is Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     TransTexas Gas Corporation (together with its subsidiaries, the "Company" or "TransTexas") was incorporated in May 1993 for the purpose of operating certain oil and gas and transmission assets previously operated by TransAmerican Natural Gas Corporation ("TransAmerican") and certain of its subsidiaries. On August 24, 1993, the Company issued $500 million in 10 1/2% Senior Secured Notes due 2000 (the "Prior Notes"), and concurrently certain of these operations were transferred at predecessor basis pursuant to an agreement among the Company, TransAmerican and certain of its subsidiaries, and TransAmerican's sole stockholder (the "Transfer"). As a result of the Transfer, the Company became a wholly-owned subsidiary of TransAmerican and succeeded to the gas and oil properties, exploration and development operations, and natural gas gathering and transportation operations of TransAmerican and certain subsidiaries, except for specific excluded assets (including accounts receivable) retained by TransAmerican. The Company is currently an indirect subsidiary of TransAmerican.

     TransAmerican and certain subsidiaries emerged from a proceeding under Chapter 11 of the Bankruptcy Code on October 19, 1987, pursuant to a confirmed Plan of Reorganization. With the proceeds of the Company's public offering of the Prior Notes, the Company paid all allowed claims under TransAmerican's Plan of Reorganization as well as certain other debts of TransAmerican. During 1996, the Company reclassified approximately $21.6 million of deferred income taxes payable to capital to properly reflect liabilities of TransAmerican.

     TransTexas Transmission Corporation was incorporated in June 1993. In December 1995, TransTexas Exploration Corporation ("TTEX") was incorporated as a wholly-owned subsidiary of the Company and is an Unrestricted Subsidiary, as defined in the Indenture (defined below). In January 1997, TransTexas Drilling Services, Inc. was incorporated as a wholly-owned subsidiary of the Company.

  Change in Fiscal Year

     On January 12, 1996, the Board of Directors determined to change the fiscal year end of the Company to January 31. The consolidated financial statements include presentation of the year ended January 31, 1997 and the six months ended January 31, 1996 (the "Transition Period") and the comparable prior year and six month periods which are unaudited. Certain previously reported financial information has been reclassified to conform with the current presentation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). The Company's most significant financial estimates are for amounts based on remaining proved gas and oil reserves (see Note 17) and contingencies. Actual results could differ from these estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                           TRANSTEXAS GAS CORPORATION

  Inventories

     The Company's inventories, consisting primarily of tubular goods, are stated at the lower of average cost or market.

  Gas and Oil Properties

     The Company uses the full cost method of accounting for exploration and development costs. Under this method of accounting, the cost for successful as well as unsuccessful exploration and development activities are capitalized. Such capitalized costs and estimated future development and reclamation costs are amortized on a unit-of-production method. Net capitalized costs of gas and oil properties are limited to the lower of unamortized cost or the cost center ceiling, defined as the sum of the present value (10% discount rate) of estimated unescalated future net revenues from proved reserves; plus the cost of properties not being amortized, if any; plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less related income tax effects.

     Proceeds from the sale of gas and oil properties are applied to reduce the costs in the cost center unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss is recognized.

     Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $159 million and $136 million at January 31, 1997 and 1996, respectively. The properties represented by these costs were undergoing exploration activities at such date, or are properties on which the Company intends to commence such activities in the future. The Company believes that the unevaluated properties at January 31, 1997 will be substantially evaluated in 12 to 24 months and it will begin to amortize these costs at such time.

  Other Property and Equipment

     Other property and equipment are stated at cost. The cost of repairs and minor replacements is charged to operating expense while the cost of renewals and betterments is capitalized. At the time depreciable assets are retired, or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts. Gains or losses on dispositions in the ordinary course of business are included in the consolidated statement of operations. Impairment of other property and equipment is reviewed whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable.

     Depreciation of pipeline and transmission facilities, oilfield services equipment and other buildings and equipment is computed by the straight-line method at rates that will amortize the unrecovered cost of depreciable property, including assets acquired under capital leases, over their estimated useful lives.

     Costs of improving leased property are amortized over the estimated useful lives of the assets or the terms of the leases, whichever is shorter.

  Environmental Remediation Costs

     Environmental expenditures are expensed or capitalized as appropriate, depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefits are expensed. Liabilities for these expenditures are provided when the responsibility to remediate is probable and the amount of associated costs is reasonably estimable.

  Debt Issue Costs

     Costs related to the issuance of long-term debt are classified as "Other Assets." Capitalized debt costs are amortized to interest expense over the scheduled maturity of the debt utilizing the straight-line method. In the

                           TRANSTEXAS GAS CORPORATION
event of a redemption of long-term debt, the related debt issue costs will be charged to income in the period of redemption.

  Defined Contribution Plan

     The Company, through its parent company, TransAmerican, maintains a defined contribution plan, which incorporates a "401(k) feature" as allowed under the Internal Revenue Code. All investments are made through Massachusetts Mutual Life Insurance Company. Employees who are at least 21 years of age and have completed one year of credited service are eligible to participate on the next semiannual entry date. The Company matches 10%, 20% or 50% of employee contributions up to a maximum of 3% of the participant's compensation, based on years of plan participation. The Company and its predecessor's contributions with respect to this plan totaled $0.5 million, $0.3 million, $0.2 million, $0.1 million, $0.3 million and $0.2 million for years ended January 31, 1997 and 1996, the six months ended January 31, 1996 and 1995 and the years ended July 31, 1995 and 1994, respectively. All Company contributions are currently funded.

  Fair Value of Financial Instruments

     The Company includes fair value information in the notes to consolidated financial statements when the fair value of its financial instruments is different from the book value. The Company believes the book value of those financial instruments that are classified as current approximate fair value because of the short maturity of these instruments. For noncurrent financial instruments, the Company uses quoted market prices or, to the extent that there are no available quoted market prices, market prices for similar instruments.

  Revenue Recognition

     The Company recognizes revenues from the sales of natural gas, condensate, oil and natural gas liquids in the period of delivery. Revenues are recognized from transportation of natural gas in the period the service is provided. The sales method is used for natural gas imbalances that arise from jointly produced properties.

  Concentration of Credit Risk

     Financial instruments that potentially expose the Company to credit risk consist principally of cash, trade receivables and commodity price swap agreements. TransTexas selects depository banks based upon management's review of the financial stability of the institution. Balances periodically exceed the $100,000 level covered by federal deposit insurance. To date, there have been no losses incurred due to excess deposits in any financial institution. Trade accounts receivable are generally from companies with significant natural gas marketing activities, who would be impacted by conditions or occurrences affecting that industry. For further information regarding the Company's hedging arrangements, see Note 16. The Company performs ongoing credit evaluations and, generally, requires no collateral from its customers.

  Income Taxes

     The Company files a consolidated tax return with TransAmerican. Income taxes are due from or payable to TransAmerican in accordance with a tax allocation agreement (the "Tax Allocation Agreement"). It is the Company's policy to record income tax expense as though the Company had filed separately. Pursuant to the Tax Allocation Agreement, the Company is able to recognize currently any benefits related to available tight sands credits. Deferred income taxes are recognized, at enacted tax rates, to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts in accordance with Statement of Financial Accounting Standards No. 109 and the Tax Allocation Agreement between the Company, TransAmerican and TransAmerican's other subsidiaries. Income taxes include federal and state income taxes.

                           TRANSTEXAS GAS CORPORATION

  Recently Issued Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") and Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"). These statements will be adopted by the Company effective January 31, 1998. SFAS 128 simplifies the computation of earnings per share by replacing primary and fully diluted presentations with the new basic and diluted disclosures. SFAS 129 establishes standards for disclosing information about an entity's capital structure. The Company has not determined the impact of these pronouncements on its financial statements.

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, Environmental Remediation Liabilities ("SOP 96-1"), which establishes new accounting and reporting standards for the recognition and disclosure of environmental remediation liabilities. The Company does not believe the effect of adoption of SOP 96-1 in 1998 will have a material impact on the Company's financial position, results of operations or cash flows.

2. PUBLIC OFFERING

     On June 20, 1995, the Company issued $800 million aggregate principal amount of 11 1/2% Senior Secured Notes due 2002 (the "Notes"). The Notes are senior obligations of the Company collateralized by a lien on substantially all existing and future collateral of the Company, which initially includes substantially all of the properties and assets of the Company other than Equipment, Receivables and Inventory, as defined in the indenture governing the Notes (the "Indenture"). Such lien is subject to subordination under certain circumstances as provided in the Indenture governing the TransTexas Notes. The Notes bear interest at the rate of 11 1/2% per annum, payable semiannually on June 15 and December 15, commencing December 15, 1995. The Notes will mature on June 15, 2002.

     In connection with the offering of the Notes, the Company commenced a tender offer to purchase for cash all of its $500 million principal amount of Prior Notes for 105% of their principal amount plus accrued and unpaid interest to the date of purchase. In addition, holders of the Prior Notes were offered a consent fee equal to $30 per $1,000 principal amount of Prior Notes in return for their consents to amendments to the indenture governing the Prior Notes. Substantially all of the Prior Notes were tendered pursuant to this offer.

     The Company received net proceeds of approximately $787 million from the sale of the Notes after deducting underwriting discounts, fees and expenses. The Company used approximately $556 million of the net proceeds to retire the entire principal amount of the Prior Notes, including premium and consent fees and accrued and unpaid interest, and approximately $46 million to establish an interest reserve account. The remainder was used for lease acquisitions, drilling and development and general and corporate purposes. The Company recorded an extraordinary loss on the extinguishment of the Prior Notes of approximately $56.6 million, net of an income tax benefit. The components of this charge are as follows (in thousands of dollars):

Premium and consent fee.....................................  $40,000
Write-off of unamortized debt issue costs...................   15,628
Underwriting fees and expenses..............................    2,500
Related income tax benefit..................................   (1,491)
                                                              -------
                                                              $56,637
                                                              =======

                           TRANSTEXAS GAS CORPORATION

3. OTHER CURRENT ASSETS

     The major components of other current assets are as follows (in thousands of dollars):

                                                                 JANUARY 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Prepayments:
  Trade.....................................................  $ 9,580    $ 4,464
  Insurance.................................................    2,310      1,430
Properties held for sale....................................       --      6,000
Deferred loss on commodity price swap agreements............    8,276     31,317
Other.......................................................    4,818      7,610
                                                              -------    -------
                                                              $24,984    $50,821
                                                              =======    =======

4. PROPERTY AND EQUIPMENT

     The major components of property and equipment, at cost, are as follows (in thousands of dollars):

                                                   ESTIMATED           JANUARY 31,
                                                  USEFUL LIFE    ------------------------
                                                    (YEARS)         1997          1996
                                                  -----------    ----------    ----------
Land............................................                 $    1,384    $      660
Gas and oil properties..........................                  2,004,967     1,774,937
Gas transportation..............................    10              193,443       160,819
Drilling services equipment and other...........   4-10              81,086        71,652
                                                                 ----------    ----------
                                                                 $2,280,880    $2,008,068
                                                                 ==========    ==========

     On July 2, 1996, the Company consummated the sale, effective as of May 1, 1996, of producing properties in Zapata County, Texas for consideration of approximately $62 million. On June 17, and August 13, 1996, the Company consummated the sales, effective as of February 1, 1996, of certain other producing properties in Webb County, Texas for consideration of approximately $9.95 million and $21.5 million, respectively. The purchase price for each of the properties discussed above was subject to adjustment for gas sales between the effective date and the closing date. The Company retained the proceeds of such gas sales.

     In March 1996, the Company sold its 41.67% interest in the 76-mile, 24-inch MidCon pipeline that runs from the Company's Thompsonville compressor station to Agua Dulce for $7.5 million. The Company believes that its existing transportation capacity in this area is adequate for the Company's production and does not anticipate any material constraints on the transportation of its natural gas as a result of this sale.

                           TRANSTEXAS GAS CORPORATION

5. OTHER ASSETS

     The major components of other assets are as follows (in thousands of dollars):

                                                                 JANUARY 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Debt issue costs, net of accumulated amortization of $2,875,
  and $1,788 at January 31, 1997 and 1996, respectively.....  $14,645    $13,845
Litigation escrow...........................................       --     22,972
Other.......................................................    3,180        386
                                                              -------    -------
                                                              $17,825    $37,203
                                                              =======    =======

6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands of dollars):

                                                                  JANUARY 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
11 1/2% Senior Secured Notes due 2002.......................  $800,000    $800,000
13 1/4% Senior Subordinated Notes due 2003..................   101,092          --
Notes payable, ranging from 9.43% to 13.0%, due through
  2001......................................................    14,562       3,876
                                                              --------    --------
  Total long-term debt......................................   915,654     803,876
Less current maturities.....................................     5,787       1,335
                                                              --------    --------
                                                              $909,867    $802,541
                                                              ========    ========

     The Notes are senior obligations of the Company collateralized by a lien on substantially all existing and future collateral of the Company, which initially includes substantially all of the properties and assets of the Company other than Equipment, Receivables and Inventory, as defined in the Indenture. The Notes bear interest at the rate of 11 1/2% per annum, payable semiannually on June 15 and December 15, commencing December 15, 1995. The Notes will mature on June 15, 2002.

     Capitalized words in the following discussion have the meanings as defined in the Indenture. The Company will not have the right to redeem the Notes prior to June 15, 2000, except that (i) prior to June 15, 1998, the Company may redeem, at its option, up to $240 million aggregate principal amount of the Notes in cash at a redemption price equal to 111.5% of the principal amount of the Notes so redeemed, together with accrued and unpaid interest, if any, to the redemption date, with the net proceeds of any Public Equity Offering and (ii) if the Company makes a Major Asset Sale, the Company may redeem, at its option, at any time after consummation of such Major Asset Sale, but in any event within 90 days of the expiration of any Offer to Purchase or any Change of Control Offer, as applicable, made as a result of such Major Asset Sale, any or all of the outstanding Notes in cash at a redemption price equal to 111.5% of the principal amount of the Notes so redeemed, together with accrued and unpaid interest, if any, to the redemption date. On or after June 15, 2000 and 2001, the Company will have the right to redeem all or any part of the Notes in cash at the redemption prices of 105.750% and 102.875%, respectively, together with accrued and unpaid interest, if any, to the redemption date.

     Pursuant to the Indenture, the Company maintains an account (the "Interest Reserve Account") from which funds may only be disbursed in accordance with the terms of a Cash Collateral and Disbursement Agreement (the "Disbursement Agreement"). The Company deposited into the Interest Reserve Account, out of the net proceeds from the sale of the Notes, funds sufficient to pay the aggregate amount of the first interest payment due in respect of the Notes. Funds in the Interest Reserve Account may be invested, at the direction of the Company (except as provided below), only in cash and Cash Equivalents, and any interest

                           TRANSTEXAS GAS CORPORATION
income thereon will be added to the balance of the Interest Reserve Account. The Company must maintain a balance (the "Requisite Balance") in the Interest Reserve Account at least equal to the amount necessary to satisfy the Company's obligation to pay interest in respect of all then outstanding Notes on the next Interest Payment Date; provided, however, that if, pursuant to the Disbursement Agreement, any funds in the Interest Reserve Account are applied to the payment of interest on the Notes, the Company shall not be obligated to maintain the Requisite Balance during the period of 60 days immediately following the Interest Payment Date in respect of which such payment was made.

     The Company may instruct the disbursement agent under the Disbursement Agreement to deposit with the Indenture Trustee, on any Interest Payment Date, any or all of the funds in the Interest Reserve Account. The Disbursement Agreement provides that if the Company fails to pay an installment of interest on the Notes on any Interest Payment Date, then all investments in the Interest Reserve Account will be immediately liquidated and all funds in the Interest Reserve Account will be deposited with the Indenture Trustee. If the Company has not paid such installment of interest within five days after such Interest Payment Date, or if the Company so instructs the Indenture Trustee, the Indenture Trustee will apply such deposited funds to the payment of interest on the Notes. The Disbursement Agreement will provide that funds may be disbursed from the Interest Reserve Account and released to the Company only to the extent that the balance thereof exceeds the Requisite Balance.

     If the Company's Working Capital, as of the end of any fiscal quarter, is less than $20 million, then the Company's Capital Expenditures for the next succeeding fiscal quarter may not exceed 90% of (a) the Company's Consolidated EBITDA for such prior fiscal quarter minus (b) the Company's Consolidated Fixed Charges for such prior fiscal quarter. The Indenture also contains other covenants affecting the Company's liquidity and capital resources, including restrictions on the Company's ability to incur indebtedness, pledge assets and pay dividends on its common stock. Working Capital does not include current assets or current liabilities of TTEX, an Unrestricted Subsidiary.

     In December 1996, the Company issued $189 million in face amount of 13 1/4% Series A Senior Subordinated Notes due 2003 ("Subordinated Notes") to unaffiliated third parties. The Subordinated Notes were sold with original issue discount at a price equal to 52.6166% of the principal amount shown on the face thereof, for gross proceeds of approximately $99.45 million. The Subordinated Notes accrete at a rate of 13 1/4% compounded semi-annually. At such time as the Notes are rated "B1" or better by Moody's Investors Service, Inc. and "BB" or better by Standard & Poor's Corporation, Inc., or when the Notes are paid in full, the Subordinated Notes will be exchanged for notes bearing interest at a rate of 13 1/4% per annum, payable semi-annually on December 31 and June 30. In addition, the holders of the Subordinated Notes will have the right to exchange their notes for notes to be registered under the Securities Act of 1933, as amended. Proceeds from the issuance of the Subordinated Notes were used for working capital and general corporate purposes.

     The Company's notes payable bear interest at rates ranging from 9.43% to 13% per annum and mature at various dates through 2001. These notes payable are collateralized by certain of the Company's operating equipment. Aggregate principal payments on the Company's notes payable at January 31, 1997 total $5.2 million, $5.6 million and $0.7 million for the fiscal years ended January 31, 1998, 1999 and 2000, respectively.

     The fair value of the Notes, based on quoted market prices, was approximately $880 million and $818 million as of January 31, 1997 and 1996, respectively. The fair value of the Subordinated Notes, based on quoted market prices of similar instruments, was $104 million as of January 31, 1997.

  Liquidity

     A primary source of funds to meet the Company's debt service and capital requirements is net cash flow provided by operating activities, which is extremely sensitive to the prices the Company receives for its natural

                           TRANSTEXAS GAS CORPORATION
gas. The Company has entered into hedge agreements to reduce its exposure to price risk in the spot market for natural gas. However, a substantial portion of the Company's production will remain subject to such price risk. Additionally, significant capital expenditures are required for drilling and development, lease acquisitions, pipeline and other equipment additions. Since July 31, 1995, the Company has relied on asset sales and various financings, in addition to cash flow from operating activities, to meet its working capital requirements, including maintenance of Working Capital as defined in the Indenture. The Company anticipates that it will require additional financing or sales of assets to fund planned levels of operations through at least January 1998.

     The Company is engaged in exclusive negotiations to sell all of the stock of TTC, its subsidiary that owns substantially all of the Company's Lobo Trend producing properties and related pipeline transmission system, for an estimated sales price of approximately $1.1 billion. In addition, the Company has engaged an investment banking firm to assist in the sale of its interest in the Lodgepole prospect in North Dakota. The Company intends to use the proceeds from these transactions for general corporate purposes, which may include a recapitalization of TransTexas. There can be no assurance that the Lobo Sale will be consummated or, if consummated, will be upon the terms described herein.

7. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     The following information reflects the Company's noncash investing and financing activities (in thousands of dollars):

                                   YEAR ENDED           SIX MONTHS ENDED
                                   JANUARY 31,             JANUARY 31,        YEAR ENDED JULY 31,
                              ---------------------   ---------------------   -------------------
                               1997        1996        1996        1995         1995       1994
                              -------   -----------   -------   -----------   --------   --------
                                        (UNAUDITED)             (UNAUDITED)
Seller financed obligations
  incurred for capital
  expenditures..............  $ 3,621     $ 1,095     $ 1,095     $    --      $    --    $    --
                              =======     =======     =======     =======      =======    =======
Accounts payable and
  long-term liabilities for
  property and equipment....  $27,192     $29,191     $29,191     $    --      $    --    $    --
                              =======     =======     =======     =======      =======    =======

     Cash paid for interest and income taxes are as follows (in thousands of dollars):

                                   YEAR ENDED           SIX MONTHS ENDED
                                   JANUARY 31,             JANUARY 31,        YEAR ENDED JULY 31,
                              ---------------------   ---------------------   -------------------
                               1997        1996        1996        1995         1995       1994
                              -------   -----------   -------   -----------   --------   --------
                                        (UNAUDITED)             (UNAUDITED)
Interest....................  $85,254     $88,468     $41,052     $29,971      $75,863    $26,978
                              =======     =======     =======     =======      =======    =======
Income taxes (paid to
  TransAmerican)............  $ 7,000     $    --     $    --     $    --      $    --    $ 1,858
                              =======     =======     =======     =======      =======    =======

     The Company incurred approximately $112.9 million, $90.2 million, $50.8 million and $69.4 million of interest charges of which approximately $15.9 million, $8.3 million, $7.4 million and $0.9 million was capitalized for the years ended January 31, 1997 and 1996, the six months ended January 31, 1996 and the year ended July 31, 1995, respectively, in connection with the acquisition of certain of the Company's unevaluated gas and oil properties. During 1994, the Company capitalized a total of approximately $0.7 million of interest in connection with the expansion of the Company's pipeline system.

                           TRANSTEXAS GAS CORPORATION

8. ACCRUED LIABILITIES

     The major components of accrued liabilities are as follows (in thousands of dollars):

                                                                 JANUARY 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Royalties...................................................  $27,607    $ 9,793
Taxes other than income taxes...............................   10,136      2,733
Accrued interest............................................   13,370     11,756
Payroll.....................................................    5,413      4,832
Litigation settlements......................................    1,263      7,053
Settlement values of commodity price swap agreements........   13,276     31,317
Insurance...................................................    6,618      1,248
Other.......................................................    5,728      6,024
                                                              -------    -------
                                                              $83,411    $74,756
                                                              =======    =======

9. OTHER LIABILITIES

     The major components of other liabilities are as follows (in thousands of dollars):

                                                                 JANUARY 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Litigation accrual..........................................  $ 8,008    $12,171
Litigation settlements......................................    1,633         --
Short-term obligations expected to be refinanced:
  Litigation settlements....................................    2,500     14,747
  Accrued capital expenditures..............................   19,738      5,443
  Current portion of dollar-denominated production
     payments...............................................       --      1,765
Other.......................................................    1,112      1,064
                                                              -------    -------
                                                              $32,991    $35,190
                                                              =======    =======

     In April 1997, the Company sold to an unaffiliated third party a term royalty in the form of a dollar-denominated production payment in certain of the Company's properties for net proceeds of approximately $20 million. The Company also completed a financing in the amount of $8.3 million at an interest rate of 12.7% per annum and a 36-month term, collateralized by certain operating equipment. Proceeds from these transactions, net of current maturities, were used to pay all of the obligations listed above under the caption "Short-term obligations expected to be refinanced" at January 31, 1997.

     In February 1996, the Company completed a financing in the amount of $10 million at an interest rate of 12% per annum and a 36-month term, collateralized by certain operating equipment. In February 1996, the Company also amended a purchase agreement with an unaffiliated third party related to a volumetric production payment to include an additional 14 Bcf which were sold to the third party for a purchase price of approximately $16 million. Proceeds from these transactions net of current maturities were used to pay all of the obligations listed above under the caption "Short-term obligations expected to be refinanced" at January 31, 1996.

                           TRANSTEXAS GAS CORPORATION

10. INCOME TAXES

     Income tax expense (benefit) includes the following (in thousands of dollars):

                                     YEAR ENDED          SIX MONTHS ENDED
                                    JANUARY 31,             JANUARY 31,       YEAR ENDED JULY 31,
                               ----------------------   -------------------   -------------------
                                 1997        1996       1996       1995         1995       1994
                               --------   -----------   -----   -----------   --------   --------
                                          (UNAUDITED)           (UNAUDITED)
Federal:
  Current....................  $ 21,380     $(8,963)    $  --     $ 1,352      $(7,611)   $10,909
  Deferred...................    (8,889)      6,263      (416)     (1,483)       5,196     (5,961)
State:
  Current....................        --          --        --          --           --        432
                               --------     -------     -----     -------      -------    -------
Income tax expense (benefit)
  before extraordinary
  item.......................    12,491      (2,700)     (416)       (131)      (2,415)     5,380
Tax benefit of extraordinary
  item.......................        --      (1,491)       --          --       (1,491)        --
                               --------     -------     -----     -------      -------    -------
Total income tax expense
  (benefit)..................  $ 12,491     $(4,191)    $(416)    $  (131)     $(3,906)   $ 5,380
                               ========     =======     =====     =======      =======    =======

     In August 1993, the Omnibus Reconciliation Act of 1993, among other things, increased the maximum corporate marginal federal income tax rate to 35% from 34% effective January 1, 1993. Deferred income taxes as of July 31, 1994 include an adjustment of approximately $2.7 million related to this increase in corporate tax rates. Included in "Payable to affiliates" at January 31, 1997 and 1996 are income taxes payable to TransAmerican totaling approximately $14.4 million and $3.0 million, respectively.

     During the third quarter of 1994, TransAmerican's refining subsidiary reached a level of operations, which, for federal income tax purposes, changed the tax status of TransAmerican's consolidated group to an integrated oil company from an independent producer. As a result of this change in tax status, the Company was able to utilize a greater portion of its available tight sands credits, thereby reducing its effective tax rate for 1994. The Company was unable to utilize any tight sands credits during the Transition Period or in 1995 due to its net loss position. Total income tax expense differs from amounts computed by applying the statutory federal income tax rate to income before income taxes. The items accounting for this difference are as follows (in thousands of dollars):

                                    YEAR ENDED          SIX MONTHS ENDED
                                    JANUARY 31,            JANUARY 31,       YEAR ENDED JULY 31,
                               ---------------------   -------------------   --------------------
                                1997        1996       1996       1995         1995        1994
                               -------   -----------   -----   -----------   ---------   --------
                                         (UNAUDITED)           (UNAUDITED)
Federal income tax expense
  (benefit) at the statutory
  rate.......................  $33,536    $(25,637)    $(416)     $(131)      $(25,352)   $10,197
Increase (decrease) in tax
  resulting from:
  Tax rate change............       --          --        --         --             --      2,745
  State income taxes, net of
     Federal income tax
     benefit.................       --          --        --         --             --        281
  Tight sands credit.........   (7,441)      7,842        --         --          7,842     (7,843)
  Valuation allowance........  (13,604)     13,604        --         --         13,604         --
                               -------    --------     -----      -----       --------    -------
                               $12,491    $ (4,191)    $(416)     $(131)      $ (3,906)   $ 5,380
                               =======    ========     =====      =====       ========    =======

                           TRANSTEXAS GAS CORPORATION

     Significant components of the Company's tax attributes are as follows (in thousand of dollars):

                                                                   JANUARY 31,
                                                              ---------------------
                                                                1997         1996
                                                              ---------    --------
Deferred tax liabilities:
  Depreciation, depletion and amortization..................  $  82,274    $ 83,724
  Other, net................................................      1,139         359
                                                              ---------    --------
                                                                 83,413      84,083
                                                              ---------    --------
Deferred tax assets:
  Investment in affiliates..................................    275,450          --
  Net operating loss carryforwards..........................         --      22,687
  Contingent liabilities....................................      3,403       3,700
  Alternative minimum tax credit carryforward...............     48,643      31,044
                                                              ---------    --------
                                                                327,496      57,431
Valuation allowance.........................................   (275,450)    (13,604)
                                                              ---------    --------
Net deferred tax assets.....................................     52,046      43,827
                                                              ---------    --------
                                                              $  31,367    $ 40,256
                                                              =========    ========

     The Company can only use alternative minimum tax credit carryforwards to the extent it is a regular federal income tax payer.

     In order to realize the deferred tax asset related to the investment in affiliate, TransTexas must sell the common stock of the affiliate and generate sufficient taxable income to offset the asset amount. A valuation allowance has been provided for this deferred tax asset as it is not more likely than not that the aforementioned events will occur.

     Under certain circumstances, TransAmerican, TransAmerican Exploration Corporation ("TEXC"), TEC or TARC may sell or otherwise dispose of shares of common stock of the Company. If, as a result of any sale or other disposition of the Company's common stock, the direct and indirect ownership of the Company by TransAmerican is less than 80% (measured by voting power and value), the Company will no longer be a member of TransAmerican's consolidated group for federal tax purposes (the "TNGC Consolidated Group") and, with certain exceptions, will no longer be obligated under the terms and conditions of, or entitled to the benefits of, the Tax Allocation Agreement ("Deconsolidation"). Such sales may be necessary to raise funds required to complete TARC's Capital Improvement Program. Further, if TEC or TARC sells or otherwise transfers any stock of TARC, or issues any options, warrants or other similar rights relating to such stock, outside of the TNGC Consolidated Group, then a Deconsolidation of both TARC and the Company from the TNGC Consolidated Group would occur. An event that results in Deconsolidation of the Company from the TNGC Consolidated Group for tax purposes could result in the acceleration of payment of a substantial amount of federal income taxes by TransAmerican. The tax liability to TransAmerican that would result from Deconsolidation is estimated to be approximately $15 million at January 31, 1997. Each member of a consolidated group filing a consolidated federal income tax return is severally liable for the consolidated federal income tax liability of the consolidated group. There can be no assurance that TransAmerican will have the ability to satisfy the above tax obligation at the time due and, therefore, the Company, TARC or TEC may be required to pay the tax.

     Under the Tax Allocation Agreement, the Company will be required to pay any Texas franchise tax (which is estimated not to exceed $10.6 million) which may be attributable to any gain recognized by TransAmerican on the Transfer and will be entitled to any benefits of the additional basis resulting from the recognition of such gain.

                           TRANSTEXAS GAS CORPORATION

11. TRANSACTIONS WITH AFFILIATES

     In February 1996, the Company purchased the building for its corporate headquarters from TransAmerican for $4 million.

     In December 1994, the Company entered into an interruptible gas sales agreement with TransAmerican, revenues from which totaled approximately $11.7 million, $21.4 million, $11.1 million, $4.4 million and $14.8 million for the years ended January 31, 1997 and 1996, the six months ended January 31, 1996 and 1995 and the year ended July 31, 1995, respectively. The receivable from TransAmerican for natural gas sales totaled approximately $13.6 million at January 31, 1997. Pursuant to this agreement, interest accrues on all unpaid balances at a rate of prime plus 2% per annum.

     The Company sells natural gas to TARC under an interruptible long-term sales contract. Revenues from TARC under this contract totaled approximately $2.7 million and $2.4 million, respectively, for the years ended January 31, 1997 and 1996, $2.2 million and $2.3 million, respectively, for the six months ended January 31, 1996 and 1995 and $2.5 million and $2.3 million, respectively, for the years ended July 31, 1995 and 1994. The receivable from TARC for natural gas sales totaled approximately $3.2 million at January 31, 1997.

     As of January 1996, the Company and TTEX entered into a Drilling Program, as defined in the Indenture. Pursuant to the Program, TTEX received a portion of revenues, in the form of a production payment, from certain of the Company's wells. The production payment was transferred in consideration of a note payable in the amount of $23.7 million issued by TTEX. In July 1996, TTEX transferred this production payment to the Company in the form of a dividend, and the Company forgave the $13.2 million remaining balance of the note payable.

     In July 1996, TTEX loaned $9.5 million to TransAmerican pursuant to the terms of a $25 million promissory note due July 31, 1998 that bears interest, payable quarterly, at 15% per annum. TTEX has made further advances pursuant to the note, subject to the same terms. The amount outstanding under this promissory note totaled approximately $26.6 million at January 31, 1997. The Company believes that the advances by TTEX to TransAmerican reduce the risk of tax deconsolidation (and potential tax liability of the Company) that could be caused by the sale of shares of the Company's common stock by TransAmerican or its affiliates. TransAmerican has not made its scheduled interest payments on this note. TTEX has agreed to defer the interest payments on the note until 1998.

     Pursuant to the terms of the Transfer Agreement, TransAmerican is obligated to indemnify the Company for all future losses incurred in connection with litigation or bankruptcy claims assumed in the Transfer. In order to facilitate the settlement of the Terry/Penrod litigation in May 1996, the Company advanced to TransAmerican $16.4 million of the settlement amount in exchange for a note receivable. TransAmerican has not made its scheduled interest payments on this note. The Company has agreed to defer the interest payments on the note until 1998. In addition, the Company transferred escrowed funds of approximately $22 million to TransAmerican pursuant to the Terry/Penrod settlement. In connection with this settlement, the Company received from Terry the reversionary interest in certain producing properties. The Company and TransAmerican had intended that such interests would revert to TransAmerican under the Transfer Agreement; however, the Company retained such interests in partial satisfaction of TransAmerican's indemnity obligations. The amount outstanding under this agreement totaled approximately $7 million at January 31, 1997.

     In September 1996, the Company purchased from TransDakota Oil Corporation ("TDOC"), a subsidiary of TransAmerican, certain oil and gas leasehold interests located in the Lodgepole area in North Dakota for approximately $20 million. The Company believes that the combination of these interests, together with the Company's other interests in the Lodgepole area, will produce a more marketable property package. The purchase price was $3.9 million greater than TDOC's basis in the properties. The properties have been

                           TRANSTEXAS GAS CORPORATION
recorded in the Company's financial statements at carryover basis and the $3.9 million has been classified as a reduction of retained earnings.

     The Company provides accounting and legal services to TARC and TEC and drilling and workover, administrative and procurement, accounting, legal, lease operating, and gas marketing services to TransAmerican pursuant to a services agreement (the "Services Agreement"). The Company provides general commercial legal services and certain accounting services (including payroll, tax, and treasury services) to TARC and TEC for a fee of $26,000 per month. At TransAmerican's request, the Company, at its election, may provide drilling and workover services. The receivable under this agreement was approximately $5.1 million as of January 31, 1997.

     The Company has made various advances in an aggregate of approximately $7 million for lease purchases and other corporate expenses. The entire amount was outstanding at January 31, 1997.

     In September 1996, the Company and TransAmerican entered into an agreement pursuant to which the Company obtained an $11.5 million dollar-denominated production payment, subsequently increased to $19 million, bearing interest at 17% per annum, burdening certain oil and gas interests owned by TransAmerican as a source of repayment for certain of the receivables from TransAmerican discussed above. On January 31, 1997, TransAmerican conveyed at historical cost certain oil and gas properties to the Company for a purchase price of $31.6 million. A portion of the purchase price was used to offset obligations under the September 1996 production payment. At January 31, 1997, $59 million of related-party receivables has been recorded as a contra-stockholder equity account due to uncertainties regarding the repayment terms for such receivables. The Company has agreed to defer any interest payments due from TransAmerican until 1998.

     In January 1997, an affiliate of the Company contributed all of the outstanding common stock of Signal Capital Holdings Corporation ("SCHC"), with a book value of $6 million, to TransTexas. In the same month, TransTexas contributed the stock of SCHC to TransTexas Transmission Corporation ("TTC").

     In January 1997, TransTexas contributed substantially all of its Lobo Trend properties to TTC (see Note 13).

12. COMMITMENTS AND CONTINGENCIES

  Legal Proceedings

     As part of the Transfer, the Company has succeeded to the potential liability, if any, of TransAmerican and certain subsidiaries in connection with the lawsuits described below. The Company has assumed liability for litigation up to $15 million plus the difference, if any, between $10 million and the costs (if less than $10 million) incurred to resolve the disputed claims. Pursuant to an agreement among the Company, TransAmerican and certain of its subsidiaries, as amended (the "Transfer Agreement"), TransAmerican has agreed to indemnify the Company against all losses incurred by the Company in excess of $25 million in connection with (a) disputed claims in TransAmerican's bankruptcy and (b) other litigation assumed by the Company and other agreements related to TransAmerican's plan of reorganization (other than settlements and judgments paid from escrowed cash established in connection with TransAmerican's plan of reorganization). TransAmerican is required to indemnify the Company for all future losses incurred in connection with litigation or bankruptcy claims assumed in the Transfer. Any indemnification payments received from TransAmerican for which the Company is the primary obligor will be considered a contribution of capital. There can be no assurance that TransAmerican will have the financial ability to meet its indemnification obligations.

     Alameda. On May 22, 1993, Alameda Corporation ("Alameda") sued TransAmerican and John R. Stanley in the 234th Judicial District Court, Harris County, Texas, claiming that TransAmerican failed to account to Alameda for a share of the proceeds TransAmerican received in a 1990 settlement of litigation with

                           TRANSTEXAS GAS CORPORATION

El Paso Natural Gas Company ("El Paso"), and that TransAmerican has been unjustly enriched by its failure to share such proceeds with Alameda. The court granted Mr. Stanley's motion for summary judgment. On September 20, 1995, the jury rendered a verdict in favor of TransAmerican. Alameda appealed to the Fourteenth Court of Appeals, which affirmed the trial court judgment in favor of TransAmerican. Alameda filed a motion for rehearing on April 10, 1997.

     Coastal. On October 28, 1991, The Coastal Corporation ("Coastal") filed an action against TransAmerican that was consolidated in the 49th Judicial District Court, Webb County, Texas, alleging breach of contract and tortious interference related to two gas sales contracts and a transportation agreement, seeking unspecified actual and punitive damages and injunctive relief. On April 22, 1994, the court entered a judgment adverse to TransAmerican and the Company requiring them to pay $1.3 million plus $0.7 million in attorneys' fees to Coastal. On May 29, 1996, the Court of Appeals affirmed the judgment. In December 1996, the Supreme Court of Texas declined to hear the appeal. Pursuant to the final judgment, TransTexas is required to remit the judgment amount plus interest on or before May 25, 1997 or Coastal will have a right of offset for gas delivered pursuant to a contract with TransTexas.

     Aspen. TransAmerican brought suit on September 29, 1993 against Aspen Services, Inc. ("Aspen"), seeking an audit and accounting of drilling costs that Aspen had charged while providing drilling services to TransAmerican. This suit is pending in the 215th Judicial District Court, Harris County, Texas. The parties' drilling agreement provided, among other things, that Aspen would receive payment for its drilling-related costs from the production and sale of gas from the wells that were drilled, and that the revenues that TransAmerican would otherwise receive from the wells would be reduced by the amounts received by Aspen. On July 19, 1995, Aspen filed a counterclaim and third party claim against TransAmerican, the Company, and affiliated entities, asserting, among other things, that these entities failed to make certain payments and properly market the gas from these wells. Aspen is seeking damages in an unspecified amount, as well as certain equitable claims. In April 1997, the trial court ruled against Aspen on all of its claims and counterclaims.

     Finkelstein. On April 15, 1990, H.S. Finkelstein filed suit against TransAmerican in the 49th Judicial District Court, Zapata County, Texas, alleging that TransAmerican failed to pay royalties and improperly marketed oil and gas produced from certain leases. On September 27, 1994, the plaintiff added the Company as an additional defendant. On January 6, 1995, a judgment against TransAmerican and the Company was entered for approximately $18 million in damages, interest and attorneys' fees. The Company and TransAmerican appealed the judgment to the Fourth Court of Appeals, San Antonio, Texas, which affirmed the judgment on April 3, 1996. The Company and TransAmerican filed a motion for rehearing. On August 14, 1996, the Fourth Court of Appeals reversed the trial court judgment and rendered judgment in favor of TransAmerican and the Company. On August 29, 1996, the plaintiff filed a motion for stay and a motion for rehearing with the court. On October 9, 1996, the court denied Finkelstein's rehearing request. In November 1996, Finkelstein filed an application for writ of error with the Supreme Court of Texas.

     On April 22, 1991, the plaintiff filed a separate suit against TransAmerican and various affiliates in the 49th Judicial District Court, Zapata County, Texas, alleging an improper calculation of overriding royalties allegedly owed to the plaintiff and seeking damages and attorneys' fees in excess of $33.7 million. On November 18, 1993, the plaintiff added the Company as an additional defendant. The parties arbitrated this matter in January 1997. A decision is expected in May 1997.

     Briones. In an arbitration proceeding, Jesus Briones, a lessor, claimed that one of the Company's wells on adjacent lands had been draining natural gas from a portion of his acreage leased to the Company on which no well had been drilled. On October 31, 1995, the Arbitrator decided that drainage had occurred. On June 3, 1996, the Arbitrator issued a letter indicating that drainage damages would be awarded to Briones in the amount of approximately $1.4 million. The Arbitrator entered his award of damages on June 27, 1996. On July 3, 1996, the Company filed a petition in the 49th Judicial District Court, Zapata County, Texas, to vacate

                           TRANSTEXAS GAS CORPORATION
the Arbitrator's award. Briones also filed its petition to confirm the Arbitrator's award. In March 1997, the court determined to grant Briones' motion for summary judgment. TransTexas intends to file a motion for a new trial.

     Frost. On November 10, 1994, Frost National Bank filed suit against the Company in the 111th Judicial District Court, Webb County, Texas, seeking a declaratory judgment determination that the Company failed to properly and accurately calculate royalties under a lease. The plaintiff has demanded $10 million plus interest. This litigation is in the discovery stage and trial is set for September 8, 1997.

     Farias. On February 15, 1996, Celita Suzana Farias filed a wrongful death action in the 93rd Judicial District Court, Hidalgo County, Texas, against the Company and one of its contractors for fatal injuries suffered by the plaintiff's husband at the Yzaguirre Heirs #3 Well on February 13, 1996. The plaintiff alleges the defendants operated a crane in such a manner that they were negligent and grossly negligent. The plaintiff seeks unspecified damages. On March 7, 1996, the mother of the deceased Company employee filed a petition in intervention also alleging negligence, gross negligence and malice and seeking unspecified damages. This litigation is in the discovery stage.

     The Company is also a named defendant in other ordinary course, routine litigation incidental to its business. Although the outcome of these other lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial position. At January 31, 1997, the possible range of estimated losses related to all of the aforementioned claims, in addition to the estimates accrued by the Company, is $0 to $36 million. The resolution in any reporting period of one or more of these matters in a manner adverse to the Company could have a material impact on the Company's results of operations and cash flows for that period. Litigation expense, including legal fees, was approximately $19 million and $11 million for the years ended January 31, 1997 and 1996, respectively. Litigation expense, consisting primarily of legal fees, totaled approximately $3 million and $2 million, respectively, for the six months ended January 31, 1996 and 1995. Litigation expense, including legal fees, was approximately $11 million and $20 million for the years ended July 31, 1995 and 1994, respectively. The Company has delivered letters of credit and placed into escrow cash, which letters of credit and cash total approximately $21 million, to be applied to the litigation claims described above.

  Environmental Matters

     The Company's operations and properties are subject to extensive federal, state, and local laws and regulations relating to the generation, storage, handling, emission, transportation, and discharge of materials into the environment. Permits are required for various of the Company's operations, and these permits are subject to revocation, modification, and renewal by issuing authorities. The Company also is subject to federal, state, and local laws and regulations that impose liability for the cleanup or remediation of property which has been contaminated by the discharge or release of hazardous materials or wastes into the environment. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. It is not anticipated that the Company will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed and, as a result, may impose increasingly strict requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

  Potential Effects of a Change of Control

     The Indenture provides that, upon the occurrence of a Change of Control (as such term is defined in the Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at 101% of the principal amount thereof plus accrued and unpaid interest. A Change of Control would be deemed to occur under the Indenture in the case of certain changes or other events in respect of the

                           TRANSTEXAS GAS CORPORATION
ownership or control of the Company, including any circumstance pursuant to which any person or group, other than John R. Stanley and his wholly-owned subsidiaries or the trustee under the indenture governing TARC's $440 million aggregate principal amount of mortgage notes ("TARC Notes") is or becomes the beneficial owner of more than 50% of the total voting power of the Company's then outstanding voting stock, unless the Notes have an investment grade rating for the period of 120 days thereafter. The term "person," as used in the definition of Change of Control, means a natural person, company, government or political subdivision, agency or instrumentality of a government and also includes a "group," which is defined as two or more persons acting as a partnership, limited partnership or other group. The holders of the Subordinated Notes would also have a right to require the Company to repurchase such securities upon the occurrence of a change of control. In addition, certain changes or other events in respect of the ownership or control of the Company that do not constitute a Change of Control under the Indenture may result in a "change of control" of the Company under the terms of the Company's credit facility (the "BNY Facility") and certain equipment financing. Such an occurrence could create an obligation for the Company to repay such other indebtedness. At January 31, 1997, the Company had approximately $34.7 million of indebtedness (excluding the Notes and Subordinated Notes) subject to such right of repayment or repurchase. In the event of a Change of Control under the Indenture or a "change of control" under the terms of other outstanding indebtedness, there can be no assurance that the Company will have sufficient funds to satisfy any such payment obligations.

     TARC owns a large petroleum refinery in the Gulf Coast region along the Mississippi River, approximately 20 miles from New Orleans, Louisiana. In February 1995, TARC began a construction and expansion program designed to reactivate the refinery and increase its complexity ("Capital Improvement Program"). TARC's debt securities are collateralized by, among other things, an aggregate of 50.45 million shares of the Company's common stock (the "Common Stock"). From February 1995 through March 1997, TARC spent approximately $238 million on the Capital Improvement Program, procured a majority of the equipment required and completed substantially all of the process design engineering and a substantial portion of the remaining engineering necessary to complete this project.

     Primarily because additional funding was not available to TARC on a timely basis, TARC was unable to meet the construction completion timetable for the Capital Improvement Program as required under the TARC Notes Indenture. The Holders of the TARC Notes have waived, until July 15, 1997, the default under the TARC Notes Indenture which would have occurred on February 15, 1997 as a result of TARC's failure to meet the required completion timetable. The waiver of this default will cease to be effective on July 15, 1997. Unless the default has been further waived or TARC completes a recapitalization that satisfies the holders of the TARC Notes, such holders would then be entitled to pursue remedies available under the TARC Notes Indenture, including acceleration of the maturity of the TARC Notes. Any such event of default could result in the sale, following the occurrence of such event of default, of some or all of the remaining shares of Common Stock pledged to collateralize the TARC Notes. A foreclosure on such shares would constitute a "change of control" of the Company under the BNY Facility and certain equipment financing, which may create an obligation for the Company to repay amounts outstanding thereunder. A sale of such shares following a foreclosure could also result in a Change of Control under the Indenture.

                           TRANSTEXAS GAS CORPORATION

  Operating Leases

     As of January 31, 1997, the Company has long-term leases covering land and other property and equipment. Rental expense was approximately $6 million and $4 million for the twelve months ended January 31, 1997 and 1996, respectively, $3 million for each of the six months ended January 31, 1996 and 1995 and $5 million and $4 million for the fiscal years ended July 31, 1995 and 1994, respectively. Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of January 31, 1997, including the sale-leaseback transaction described below, are as follows (in thousands of dollars):

1998......................................................    $2,896
1999......................................................     1,900
2000......................................................     1,791
2001......................................................     1,450
2002......................................................       926
                                                              ------
                                                              $8,963
                                                              ======

     In January 1996, the Company completed a sale-leaseback transaction in the amount of $3 million, related to its operating equipment. The sale-leaseback transaction has a monthly lease payment of approximately $56,000 per month and a 60-month term. At the end of the lease term, the lease will automatically renew for 12 months at approximately $38,000 per month.

  Gas Sales Commitments

     In February 1990, TransAmerican amended a long-term gas sales contract, whereby TransAmerican potentially increased the price to be received for future sales under the amended contract. In consideration, TransAmerican agreed to pay the buyer approximately $0.4 million per month through June 1997. This commitment was assumed by the Company.

     The Company and PanEnergy Trading and Market Service, Inc. entered into a long-term firm gas purchase contract on August 31, 1994 under which the Company will deliver 100,000 MMBtu of natural gas per day through August 1997. The selling price for this gas is determined by certain industry averages as defined in the contract.

     The Company and MidCon entered into a long-term gas purchase contract on January 10, 1996, under which the Company is required to deliver a total of 100,000 MMBtu per day to four specified delivery points for a period of five years. The purchase price is determined by an industry index less $0.09 per MMBtu. Deliveries commenced September 1, 1996.

  Letter of Credit

     In January 1996, the Company entered into a reimbursement agreement with an unaffiliated third party pursuant to which the third party caused a $20 million letter of credit to be issued to collateralize a supersedeas bond on behalf of the Company. If there is a draw under the letter of credit, the Company is required to reimburse the third party within 60 days. The Company has agreed to issue up to 8.6 million shares of common stock of the Company to the third party if this contingent obligation to such third party becomes fixed and remains unpaid for 60 days. The Company does not believe that this contingency will occur. If the obligation becomes fixed, and alternative sources of capital are not available, the Company could elect to sell shares of the Company's common stock prior to the maturity of the obligation and use the proceeds of such sale to repay the third party. Based on the current capitalization of the Company, the issuance of shares to satisfy this obligation would result in Deconsolidation for tax purposes (see Note 10).

                           TRANSTEXAS GAS CORPORATION

  Production Payments

     On February 28, 1995, the Company sold to an unaffiliated third party a term royalty in the form of a dollar-denominated production payment in certain of the Company's properties for proceeds of $49.5 million, less closing costs of approximately $2 million. This production payment was paid in full in May 1996 with a portion of the proceeds of the volumetric production payment described below.

     In January 1996, the Company sold to an unaffiliated third party a term overriding royalty interest in the form of a volumetric production payment carved out of its interests in certain of its producing properties. For net proceeds of approximately $33 million, the Company conveyed to the third party a term overriding royalty equivalent to a base volume of approximately 29 Bcf of natural gas, subject to certain increases in the base volume and in the percentage interest dedicated if certain minimum performance and delivery requirements are not met. In February 1996, in consideration for additional net proceeds of approximately $16 million, the Company supplemented the production payment to subject a percentage of its interests in certain additional producing properties to the production payment and to include additional volumes of approximately 14 Bcf of natural gas within the base volume subject to the production payment. At January 31, 1997, approximately 23 Bcf of natural gas remained subject to this production payment.

     In May 1996, the Company sold to two unaffiliated third parties a volumetric production payment for net proceeds of approximately $43 million. The Company conveyed to the third parties a term overriding royalty equivalent to a base volume of approximately 37 Bcf of natural gas, subject to certain increases in the base volume and in the percentage interest dedicated if certain minimum performance and delivery requirements are not met. Concurrently with the closing of that transaction, the Company and one of the unaffiliated third parties terminated, prior to the expiration of its stated term, a dollar-denominated term overriding royalty interest previously sold by the Company to that unaffiliated third party for a payment by the Company of approximately $25 million. At January 31, 1997, approximately 24 Bcf of natural gas remained subject to this production payment.

     In September 1996, the Company sold to an unaffiliated third party a term royalty in the form of a dollar-denominated production payment in certain of the Company's properties for proceeds of $13.5 million. The production payment calls for the repayment of the primary sum plus an amount equivalent to a 16% annual interest rate on the unpaid portion of such primary sum.

     In September 1996, the Company entered into a drilling program agreement with an unaffiliated third party for the reimbursement of certain drilling costs with respect to wells drilled by the Company. Pursuant to the agreement, upon the approval of the third party of a recently drilled or currently drilling well for inclusion in the program, the third party will commit to the reimbursement of all or a portion of the cost of such well, up to an aggregate maximum for all such wells of $16.5 million. The program wells are subject to a dollar-denominated production payment equal to the primary sum of such reimbursed costs, plus an amount equivalent to a 17.5% annual interest rate on the unpaid portion of such primary sum.

     In April 1997, the Company sold to an unaffiliated third party a term royalty in the form of a dollar-denominated production payment in certain of the Company's properties for proceeds of approximately $20 million. The production payment calls for the repayment of the primary sum plus an amount equivalent to a 16% annual interest rate on the unpaid portion of such primary sum.

  Possible Federal Tax Liability

     Part of the refinancing of TransAmerican's debt in 1993 involved the cancellation of approximately $65.9 million of accrued interest and of a contingent liability for interest of $102 million owed by TransAmerican. No federal tax opinion was rendered with respect to this transaction, however, and TransAmerican has not obtained a ruling from the Internal Revenue Service (the "IRS") regarding this transaction. TransAmerican has taken the federal tax position that the entire amount of this debt cancellation

                           TRANSTEXAS GAS CORPORATION
is excluded from its income under the cancellation of indebtedness provisions ("COD Exclusion") of the Internal Revenue Code of 1986, as amended (the "Code"), and has reduced its tax attributes (including its net operating loss and credit carryforwards) as a consequence of the COD Exclusion. TransTexas believes that there is substantial legal authority to support the position that the COD Exclusion applies to the cancellation of TransAmerican's indebtedness. However, due to factual and legal uncertainties there can be no assurance that the IRS will not challenge this position, or that any such challenge would not be upheld. Under the Tax Allocation Agreement, the Company has agreed to pay an amount equal to any federal tax liability (which would be approximately $25.4 million) attributable to the inapplicability of the COD Exclusion. Any such tax would be offset in future years by alternative minimum tax credits and retained loss and credit carryforwards to the extent recoverable from TransAmerican. The IRS has commenced an audit of the TransAmerican Consolidated Group's tax returns for its taxable years ended July 31, 1994 and July 31, 1995. Because the audit is in its initial stages, it is not possible to predict the scope of the IRS' review or whether any tax deficiencies will be proposed by the IRS as a result of its review.

     The Company has significant contingent liabilities, including liabilities with respect to litigation matters and other obligations assumed in the Transfer. In addition, a change of control or other event that results in deconsolidation of the Company and TransAmerican for federal income tax purposes could result in acceleration of a substantial amount of federal income taxes. These matters, individually and in the aggregate, amount to significant potential liability which, if adjudicated in a manner adverse to the Company in one reporting period, could have a material adverse effect on the Company's cash flow or operations for that period. Although the outcome of these contingencies or the probability of the occurrence of these contingencies cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial position.

13. BUSINESS SEGMENTS

     The Company conducts its operations through two industry segments: exploration and production ("E&P"), and gas transportation ("Transportation"). The E&P segment explores for, develops, produces and markets natural gas, condensate and natural gas liquids. The Transportation segment engages in intrastate natural gas transportation and marketing. All of the Company's significant gas and oil operations are located in Webb, Zapata and Starr Counties, Texas. Segment income excludes interest income, interest expense and unallocated general corporate expenses. Identifiable assets are those assets used in the operations of the segment. Other assets consist primarily of debt issue costs, certain receivables and other property and equipment. The Company's revenues are derived principally from sales to interstate and intrastate gas pipelines, direct end users, industrial companies, marketers, and refiners located in the United States. As a general policy, collateral is not required for receivables, but customers' financial condition and credit worthiness are regularly evaluated. The Company is not aware of any significant credit risk relating to its customers and has not experienced significant credit losses associated with such receivables.

     For the year ended January 31, 1997, three customers provided approximately $70 million, $59 million and $48 million, respectively, in E&P and Transportation revenues. For the Transition Period, three customers provided approximately $25 million, $22 million and $14 million, respectively, in E&P and Transportation revenues. For the year ended July 31, 1995, two customers provided approximately $73 million and $41 million, respectively, in E&P and Transportation revenues. In 1994, one customer provided approximately $51 million in E&P and Transportation revenues.

                           TRANSTEXAS GAS CORPORATION

     Business segment information is as follows (in thousands of dollars):

                                                            DEPRECIATION
                                               OPERATING     DEPLETION
                                                INCOME          AND           CAPITAL       IDENTIFIABLE
                                  NET SALES     (LOSS)      AMORTIZATION    EXPENDITURES       ASSETS
                                  ---------    ---------    ------------    ------------    ------------
YEAR ENDED JANUARY 31, 1997
  Exploration and production....  $363,459     $230,560       $122,570        $314,013       $  884,638
  Gas transportation............    42,200       (9,018)         8,466          33,636           98,903
  Other.........................       688      (34,263)         1,417          11,165           69,611
                                  --------     --------       --------        --------       ----------
                                  $406,347     $187,279       $132,453        $358,814       $1,053,152
                                  ========     ========       ========        ========       ==========
YEAR ENDED JANUARY 31,
  1996(unaudited)
  Exploration and production....  $256,986     $ 81,438       $111,993        $335,903       $  739,345
  Gas transportation............    33,518       (4,362)         8,204          17,005           72,815
  Other.........................       834      (15,022)           316          20,228          126,667
                                  --------     --------       --------        --------       ----------
                                  $291,338     $ 62,054       $120,513        $373,136       $  938,827
                                  ========     ========       ========        ========       ==========
TRANSITION PERIOD ENDED JANUARY
  31, 1996
  Exploration and production....  $124,663     $ 51,443       $ 56,543        $176,386       $  739,345
  Gas transportation............    15,892       (4,393)         4,194          13,266           72,815
  Other.........................       601       (7,802)           157          15,836          126,667
                                  --------     --------       --------        --------       ----------
                                  $141,156     $ 39,248       $ 60,894        $205,488       $  938,827
                                  ========     ========       ========        ========       ==========
SIX MONTHS ENDED JANUARY 31,
  1995(unaudited)
  Exploration and production....  $143,304     $ 32,860       $ 66,175        $ 99,672       $  483,984
  Gas transportation............    19,161        2,796          4,031           6,366           63,541
  Other.........................        52       (6,972)           139           4,804           47,213
                                  --------     --------       --------        --------       ----------
                                  $162,517     $ 28,684       $ 70,345        $110,842       $  594,738
                                  ========     ========       ========        ========       ==========
YEAR ENDED JULY 31, 1995
  Exploration and production....  $275,627     $ 62,855       $121,625        $259,189       $  712,322
  Gas transportation............    36,787        2,827          8,041          10,105           60,916
  Other.........................       285      (14,192)           298           9,196           53,332
                                  --------     --------       --------        --------       ----------
                                  $312,699     $ 51,490       $129,964        $278,490       $  826,570
                                  ========     ========       ========        ========       ==========
YEAR ENDED JULY 31, 1994
  Exploration and production....  $302,522     $ 96,828       $107,727        $180,426       $  464,190
  Gas transportation............    33,240       (2,257)         5,913          35,763           66,019
  Other.........................       157      (15,280)           218          25,079           53,382
                                  --------     --------       --------        --------       ----------
                                  $335,919     $ 79,291       $113,858        $241,268       $  583,591
                                  ========     ========       ========        ========       ==========

                           TRANSTEXAS GAS CORPORATION

  Summary Information

     The following summary financial information of TransTexas Transmission Corporation reflects its financial position and its results of operations for the periods presented (in thousands of dollars):

                                                                   JANUARY 31,
                                                              ---------------------
                                                                1997         1996
                                                              --------      -------
ASSETS
Total current assets........................................  $  1,831      $   811
Property and equipment, net.................................   482,351       70,273
Other assets................................................     6,004            3
                                                              --------      -------
                                                              $490,186      $71,087
                                                              ========      =======
LIABILITIES AND EQUITY
Total current liabilities...................................  $ 14,013      $ 6,191
Total noncurrent liabilities................................   107,367       34,284
Total equity................................................   368,806       30,612
                                                              --------      -------
                                                              $490,186      $71,087
                                                              ========      =======

     In January 1997, the Company contributed to TTC certain Lobo Trend properties, and related liabilities, with historical costs of approximately $386.7 million.

                                   YEAR ENDED            SIX MONTHS ENDED           YEAR ENDED
                                  JANUARY 31,               JANUARY 31,              JULY 31,
                             ----------------------    ---------------------    ------------------
                               1997        1996         1996        1995          1995      1994
                             --------   -----------    -------   -----------    --------   -------
                                        (UNAUDITED)              (UNAUDITED)
Revenues...................  $107,921    $ 81,034      $36,226     $53,120      $ 97,928   $77,915
Operating costs and
  expenses.................   100,105      71,947       35,236      40,443        77,154    79,566
                             --------    --------      -------     -------      --------   -------
  Operating income
     (loss)................     7,816       9,087          990      12,677        20,774    (1,651)
Interest income (expense),
  net......................    (8,598)    (13,196)      (4,202)     (2,777)      (11,771)   (4,483)
                             --------    --------      -------     -------      --------   -------
  Income (loss) before
     income taxes..........      (782)     (4,109)      (3,212)      9,900         9,003    (6,134)
Income tax expense
  (benefit)................      (274)     (1,438)      (1,124)      3,465         3,151    (2,067)
                             --------    --------      -------     -------      --------   -------
  Net income (loss)........  $   (508)   $ (2,671)     $(2,088)    $ 6,435      $  5,852   $(4,067)
                             ========    ========      =======     =======      ========   =======

     TTC conducts significant intercompany activities with TransTexas Gas Corporation and TransAmerican. Included in the results of operations of Transmission are the following transactions with affiliates (in thousands of dollars):

                                       YEAR ENDED           SIX MONTHS ENDED         YEAR ENDED
                                       JANUARY 31,             JANUARY 31,            JULY 31,
                                  ---------------------   ---------------------   -----------------
                                   1997        1996        1996        1995        1995      1994
                                  -------   -----------   -------   -----------   -------   -------
                                            (UNAUDITED)             (UNAUDITED)
Revenues........................  $24,848     $31,691     $14,879     $18,242     $35,054   $30,398
Operating costs and expenses....   77,204      52,235      24,751      32,235      59,719    53,459

                           TRANSTEXAS GAS CORPORATION

     Affiliated operating costs and expenses for the years ended January 31, 1997 and 1996, include the cost of natural gas purchased from TransTexas Gas Corporation and its predecessor of approximately $49 million and $36 million, respectively, $16 million and $25 million, respectively, for the six months ended January 31, 1996 and 1995 and $44 million and $34 million, respectively, for the years ended July 31, 1995 and 1994. Nonaffiliated revenues include the sales of natural gas liquids and condensate extracted from this purchased gas of, $62 million and $46 million, respectively for the years ended January 31, 1997 and 1996, $20 million and $33 million, respectively, for the six months ended January 31, 1996 and 1995 and $59 million and $44 million, respectively, for the years ended July 31, 1995 and 1994.

14. LITIGATION SETTLEMENTS

     Bentsen. On August 13, 1990, Calvin R. Bentsen, et al. filed suit against TransAmerican and Mr. Stanley in the 139th Judicial District Court, Hidalgo County, Texas, seeking a portion of the El Paso settlement proceeds, and an accounting of monies allegedly owed to them, claiming that TransAmerican produced gas that belonged to them without their knowledge and that TransAmerican entered into an oral agreement with them which entitled them to receive a portion of the El Paso settlement proceeds. This case has been settled.

     McNamara. On June 28, 1996, the Company consummated a settlement of litigation with Tennessee Gas Pipeline Company ("Tennessee") that was filed on October 14, 1993 in the 244th Judicial District Court, Ector County, Texas pursuant to which the Company and another plaintiff received approximately $125 million from Tennessee. The Company's share of the settlement proceeds was $96 million. On July 2, 1996, John McNamara, Jr. et al. ("The Hubberd Trusts") filed a new suit against the Company in the 241st District Court, Webb County, Texas asserting that the Company had breached its duties to The Hubberd Trusts under certain oil and gas leases and that the Company owed The Hubberd Trusts 25% of the gross settlement proceeds, or approximately $31.25 million. This litigation was settled in December 1996.

     Kathryn M. On June 8, 1995, Kathryn M., Inc., et al., filed suit against TransAmerican in the 333rd Judicial District Court (subsequently transferred to the 334th Judicial District Court), Harris County, Texas, alleging that the plaintiffs, as nonparticipating royalty interest owners in certain leases, are entitled to receive a portion of the settlement proceeds received by TransAmerican from El Paso. On April 16, 1996, additional nonparticipating royalty interest owners intervened, making the same claims as the plaintiffs. In June 1996, TransAmerican filed its motion for summary judgment. Plaintiffs also filed a motion for partial summary judgment. On August 2, 1996, the court denied TransAmerican's motion and plaintiffs' motion. The plaintiffs and intervenors agreed on November 15, 1996 to dismiss their claims without prejudice.

     Terry/Penrod. TransAmerican and a group of TransAmerican's former bank lenders (the "Bank Group") were parties to a consolidated suit filed December 6, 1991, in the United States District Court for the Southern District of Texas, Houston Division, relating to the interpretation of two third-party drilling agreements. Plaintiffs Ensco Offshore Company, f/k/a Penrod Drilling Corporation, Terry Oilfield Supply Co., Inc. and Terry Resources, Inc. ("Terry") sued TransAmerican for approximately $50 million in actual damages and punitive damages of not less than five times actual damages. On April 5, 1996, the court entered a final judgment against TransAmerican, the Company and several of their affiliates, in the amount of approximately $43 million, plus interest. On April 18, 1996, the court entered a separate judgment against the same parties for Terry's attorneys' fees of $2 million. In May 1996, the Company paid Terry approximately $19 million and caused escrowed funds held for the benefit of the Bank Group of approximately $22 million to be paid to Terry. Upon payment of the settlement amount, Terry released the judgments, released all liens and reassigned to the Company a production payment in certain properties. Terry dismissed an unrelated administrative proceeding upon payment of the settlement amount described above.

     Ginther/Warren. Wilbur L. Ginther and Howard C. Warren conveyed a portion of a lease to Henry J. N. Taub. Taub "farmed out" certain interests to TransAmerican, and TransAmerican paid royalties to Taub. The Texas Supreme Court upheld a judgment in favor of Messrs. Ginther and Warren against Taub's interest in

                           TRANSTEXAS GAS CORPORATION
the lease. The lower court judgment had awarded a portion of the lease to Messrs. Ginther and Warren because Taub's attorney had defrauded Messrs. Ginther and Warren with respect to their interest in the lease. On November 26, 1986, the estates of Messrs. Ginther and Warren filed an adversary proceeding in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Bankruptcy Court") against TransAmerican seeking damages and claiming that TransAmerican had constructive notice of their disputes but continued to pay royalties and proceeds of production to Taub. TransAmerican filed an interpleader action in the Bankruptcy Court and deposited the disputed funds accruing from and after November 1984 into the registry of the court. On September 30, 1993, the Bankruptcy Court entered a judgment against TransAmerican in the amount of $6.3 million plus post judgment interest. On September 15, 1995, the U.S. District Court for the Southern District of Texas entered an order reversing an award of interest to Taub and affirming the final judgment in all other respects. The Company appealed the judgment to the Fifth Circuit Court of Appeals. On July 2, 1996, the Company and the estates of Messrs. Ginther and Warren entered into a settlement pursuant to which such estates received $3.5 million and a promissory note for $2.8 million. The promissory note is payable in 36 equal monthly installments commencing August 1, 1996, and bears no interest unless an installment payment is not made. In addition, the Company transferred to such estates an additional overriding royalty interest in a portion of the lease and agreed to drill additional wells on the lease. In conjunction with the settlement, the estates of Messrs. Ginther and Warren agreed to farm out to the Company an additional working interest in the lease.

15. CREDIT AGREEMENTS

     The Company and BNY Financial Corporation entered into an Amended and Restated Accounts Receivable Management and Security Agreement ("BNY Facility"), as of October 31, 1995, for a $40 million line of credit. The BNY Facility was subsequently amended in December 1996. The line of credit is collateralized by accounts receivable and inventory of the Company and is guaranteed by John R. Stanley. The amounts that may be advanced to the Company under this line of credit are based on a percentage of the Company's natural gas receivables from unaffiliated third parties. The amount outstanding under the line of credit as of January 31, 1997 was $26.3 million. The Company expects that it will maintain or increase this level of borrowings under the Agreement for the next twelve months.

     Under the terms of the BNY Facility, as amended, the Company's net loss (including any extraordinary losses) may not exceed $10 million for each six-month period ending on the last day of any fiscal quarter ending after January 31, 1996. This line of credit is also subject to certain other covenants which relate to, among other things, the maintenance of certain financial ratios.

     In May 1996, the Company entered into a Note Purchase Agreement pursuant to which the Company issued notes in the aggregate principal amount of $15.75 million, for aggregate proceeds of $15 million. The notes, which bore interest at 13 1/3% per annum, were paid in full in July 1996. The notes were guaranteed on a senior secured basis by TransAmerican.

16. HEDGING AGREEMENTS

     Beginning in April 1995, the Company entered into commodity price swap agreements (the "Hedge Agreements") to reduce its exposure to price risk in the spot market for natural gas. Pursuant to the Hedge Agreements, either the company or the counterparty thereto is required to make a payment to the other at the end of each month (the "Settlement Date"). The payments will equal the product of a notional quantity ("Base Quantity") of natural gas and the difference between a specified fixed price ("Fixed Price") and a market price ("Floating Price") for natural gas. The Floating Price is determined by reference to natural gas futures contracts traded on the New York Mercantile Exchange ("NYMEX"). The Hedge Agreements provide for the Company to make payments to the counterparty to the extent that the Floating Price exceeds the Fixed Price, up to a maximum ("Maximum Floating Price") and for the counterparty to make payments

                           TRANSTEXAS GAS CORPORATION
to the Company to the extent that the Floating Price is less than the Fixed Price. For the year ended January 31, 1997, the Company made net settlement payments totaling approximately $37 million to the counterparty pursuant to the Hedge Agreements. As of January 31, 1997, the Company has Hedge Agreements with Settlement Dates ranging from February 1997 through April 1997 involving total Base Quantities for all monthly periods aggregating approximately 20.4 TBtu of natural gas. Fixed Prices for these agreements range from $1.70 to $1.78 per MMBtu ($1.76 to $1.84 per Mcf) up to Maximum Floating Prices ranging from $2.00 to $2.20 per MMBtu ($2.07 to $2.28 per Mcf). In addition, one agreement has a Fixed Price of $2.48 per MMBtu ($2.57 per Mcf) with no Maximum Floating Price. Under the terms of this agreement, the counterparty advanced $5 million to the Company. At January 31, 1997, the estimated cost to settle all of the Hedge Agreements would have been approximately $13 million. These agreements are accounted for as hedges and accordingly, any gains or losses are deferred and recognized in the respective months as physical volumes are sold. At January 31, 1997, the Company maintained $1.0 million in a margin account related to the Hedge Agreements.

17. SUPPLEMENTAL GAS AND OIL DISCLOSURE (UNAUDITED)

     The accompanying tables present information concerning the Company's gas and oil producing activities and are prepared in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities."

     Estimates of the Company's proved reserves and proved developed reserves were prepared by Netherland, Sewell & Associates, Inc., an independent firm of petroleum engineers, based on data supplied to them by the Company. Such estimates are inherently imprecise and may be subject to substantial revisions as additional information such as reservoir performance, additional drilling, technological advancements and other factors become available.

     Capitalized costs relating to gas and oil producing activities are as follows (in thousands of dollars):

                                                                    JANUARY 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Proved properties...........................................  $1,845,994    $1,639,237
Unproved properties.........................................     158,973       136,360
                                                              ----------    ----------
  Total.....................................................   2,004,967     1,775,597
Less accumulated depletion..................................   1,288,860     1,165,943
                                                              ----------    ----------
                                                              $  716,107    $  609,654
                                                              ==========    ==========

     Costs incurred for gas and oil producing activities are as follows (in thousands of dollars):

                                          YEAR
                                          ENDED      SIX MONTHS ENDED   YEAR ENDED JULY 31,
                                       JANUARY 31,     JANUARY 31,      -------------------
                                          1997             1996           1995       1994
                                       -----------   ----------------   --------   --------
Property acquisitions................   $ 50,963         $ 11,485       $124,956   $ 18,593
Exploration..........................    100,737           27,039         84,201    114,266
Development..........................    162,313          115,812         50,032     47,567
                                        --------         --------       --------   --------
                                        $314,013         $154,336       $259,189   $180,426
                                        ========         ========       ========   ========

                           TRANSTEXAS GAS CORPORATION

     Results of operations for gas and oil producing activities are as follows (in thousands of dollars):

                                          YEAR                              YEAR ENDED
                                          ENDED      SIX MONTHS ENDED        JULY 31,
                                       JANUARY 31,     JANUARY 31,      -------------------
                                          1997             1996           1995       1994
                                       -----------   ----------------   --------   --------
Revenues.............................   $363,459         $124,663       $275,627   $302,522
                                        --------         --------       --------   --------
Expenses:
  Production costs...................     97,619           31,376         76,798     76,928
  Depletion..........................    122,570           56,543        121,625    107,727
  General and administrative.........      8,710            3,601         14,349     21,039
  Litigation settlement..............    (96,000)         (18,300)            --         --
                                        --------         --------       --------   --------
     Total operating expenses........    132,899           73,220        212,772    205,694
                                        --------         --------       --------   --------
     Income before income taxes......    230,560           51,443         62,855     96,828
Income taxes.........................     80,696           18,005         21,999     26,047
                                        --------         --------       --------   --------
                                        $149,864         $ 33,438       $ 40,856   $ 70,781
                                        ========         ========       ========   ========
Depletion rate per net equivalent
  Mcf................................   $    .96         $    .82       $    .81   $    .80
                                        ========         ========       ========   ========

  Reserve Quantity Information

     Proved reserves are estimated quantities of natural gas, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating conditions. Natural gas quantities represent wet gas volumes, which include amounts that will be extracted as natural gas liquids. The Company's estimated net proved reserves and proved developed reserves of natural gas (billions of cubic feet) and condensate (millions of barrels) are shown in the table below.

                                                             SIX MONTHS
                                              YEAR ENDED        ENDED           YEAR ENDED JULY 31,
                                             JANUARY 31,     JANUARY 31,    ----------------------------
                                                 1997           1996            1995            1994
                                             ------------   -------------   -------------   ------------
                                              GAS     OIL     GAS     OIL     GAS     OIL    GAS     OIL
                                             ------   ---   -------   ---   -------   ---   ------   ---
Proved reserves:
  Beginning of year........................  1,139.1  2.9   1,122.6   3.0     717.4   1.9    695.0   2.0
  Increase (decrease) during the year
     attributable to:
     Revisions of previous estimates.......     6.5    .1      43.0    --     143.5    .5       .5    .1
     Extensions, discoveries and other
       additions...........................    90.3   3.6      73.8    .2     409.6   1.2    152.8    .4
     Litigation settlement.................      --    --       9.5    --        --    --       --    --
     Sales of reserves.....................  (204.9)  (.4)    (42.9)
     Purchase of reserves..................    11.3    .1
     Production............................  (122.6)  (.6)    (66.9)  (.3)   (147.9)  (.6)  (130.9)  (.6)
                                             ------   ---   -------   ---   -------   ---   ------   ---
  End of year..............................   919.7   5.7   1,139.1   2.9   1,122.6   3.0    717.4   1.9
                                             ======   ===   =======   ===   =======   ===   ======   ===
Proved developed reserves:
  Beginning of year........................   425.3    .9     476.6   1.1     442.2   1.1    384.2   1.1
  End of year..............................   381.5   2.4     425.3    .9     476.6   1.1    442.2   1.1

                           TRANSTEXAS GAS CORPORATION

  Standardized Measure Information

     The calculation of estimated future net cash flows in the following table assumed the continuation of existing economic conditions and applied year-end prices (except for future price changes as allowed by contract) of gas and condensate to the expected future production of such reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing those proved reserves.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair market value of the Company's gas and oil reserves. These estimates reflect proved reserves only and ignore, among other things, changes in prices and costs, revenues that could result from probable reserves which could become proved reserves in fiscal 1998 or later years, and the risks inherent in reserve estimates. The standardized measure of discounted future net cash flows relating to proved gas and oil reserves is as follows (in thousands of dollars):

                                                     SIX MONTHS
                                       YEAR ENDED       ENDED        YEAR ENDED JULY 31,
                                       JANUARY 31,   JANUARY 31,   -----------------------
                                          1997          1996          1995         1994
                                       -----------   -----------   ----------   ----------
Future cash inflows..................  $3,051,397    $2,269,585    $1,591,011   $1,194,656
Future production costs..............    (506,882)     (427,482)     (316,055)    (219,485)
Future development costs.............    (459,326)     (582,798)     (461,471)    (243,991)
Future income taxes..................    (563,812)     (310,445)     (196,942)    (199,065)
                                       ----------    ----------    ----------   ----------
Future net cash flows................   1,521,377       948,860       616,543      532,115
Annual discount (10%) for estimated
  timing of cash flows...............    (464,121)     (340,002)     (201,479)    (136,541)
                                       ----------    ----------    ----------   ----------
Standardized measure of discounted
  future net cash flows..............  $1,057,256    $  608,858    $  415,064   $  395,574
                                       ==========    ==========    ==========   ==========

     Principal sources of change in the standardized measure of discounted future net cash flows are as follows (in thousands of dollars):

                                                      SIX MONTHS
                                        YEAR ENDED       ENDED       YEAR ENDED JULY 31,
                                        JANUARY 31,   JANUARY 31,   ---------------------
                                           1997          1996         1995        1994
                                        -----------   -----------   ---------   ---------
Beginning of year.....................  $  608,858     $ 415,064    $ 395,574   $ 512,460
Revisions:
  Quantity estimates and production
     rates............................      13,903        31,712      122,771     (31,403)
  Prices, net of lifting costs........     665,054       331,936     (155,257)   (158,906)
  Estimated future development
     costs............................     (75,622)     (128,584)     (13,631)     26,667
Additions, extensions, discoveries and
  improved recovery...................     209,932        47,026      172,365     141,008
Net sales of production...............    (262,066)      (92,139)    (198,829)   (233,031)
Development costs incurred............     156,430       115,812       49,873      35,285
Accretion of discount.................      80,806        27,382       54,439      63,824
Net changes in income taxes...........    (192,608)      (66,622)     (16,722)     39,670
Sale of Reserves......................    (165,949)      (77,879)          --          --
Litigation settlement.................          --         5,150        4,481          --
Purchases of reserves.................      18,518            --           --          --
                                        ----------     ---------    ---------   ---------
End of year...........................  $1,057,256     $ 608,858    $ 415,064   $ 395,574
                                        ==========     =========    =========   =========

                           TRANSTEXAS GAS CORPORATION

     Year-end wellhead prices received by the Company from sales of natural gas including margins from natural gas liquids, were $3.17, $1.95, $1.37 and $1.62 per Mcf for 1997, 1996, 1995 and 1994, respectively. Year-end condensate prices were $23.99, $18.34, $16.27 and $17.62 per barrel for 1996, 1995 and 1994, respectively.

18. CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            1997                             1996                             1995
                           ---------------------------------------   ---------------------   --------------------------------------
                             1ST       2ND        3RD       4TH         1ST         2ND        1ST       2ND       3RD       4TH
                           QUARTER   QUARTER    QUARTER   QUARTER     QUARTER     QUARTER    QUARTER   QUARTER   QUARTER   QUARTER
                           -------   --------   -------   --------   ----------   --------   -------   -------   -------   --------
                                                                     (RESTATED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................  $95,958   $ 86,732   $80,104   $143,553      $66,336   $ 74,346   $81,450   $81,067   $72,828   $ 77,354
Operating income.........  25,798     106,696    5,858      48,927      30,893       7,881   14,108    14,576    12,932       9,874
Net income (loss)........   3,020      71,561   (9,396)     18,140      11,529     (12,301)     316      (560)   (3,844)    (64,441)
Net income (loss) per
  share..................    0.04        0.97    (0.13)       0.25        0.16       (0.17)      --      (.01)     (.05)       (.87)

     Operating income for the second quarter of 1997 includes a gain on settlement of litigation of $96.0 million.

     Operating income for the third quarter of 1997 includes litigation expense of $7.5 million.


     Operating income for the first quarter of 1996 includes a gain on settlement of litigation of $18.3 million.